UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009
FORM 12b-25	Estimated average burden hours per response........................2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
0-19394
CUSIP NUMBER
36238K103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GTSI Corp.
Full Name of Registrant

Former Name if Applicable

3901 Stonecroft Boulevard
Address of Principal Executive Office (Street and Number)

Chantilly, Virginia 20151-1010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GTSI Corp, (“GTSI” or the “Company”) is currently in the process of conducting additional analysis on historical information and records related to transfers of receivables, the overstatement of accounts payable, and certain other accounting estimates and accruals. The Company concluded that a restatement was necessary for the 2004 and 2005 consolidated financial statements to correct the accounting for the transfer of certain lease receivables under Statement of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

In addition, after a review of the aged balances in certain accounts payable accounts, the Company identified several instances where cost of goods sold was overstated in the three months ended March 31, 2006 due to certain systems and process-related errors. As a result, prior period adjustments to the three months ended March 31, 2006 to reduce cost of goods sold and the related liability will be recorded, which will affect the year to date financial statements as of June 30, 2006. As a result of the ongoing activity related to this restatement, it is necessary to delay the filing of the Form 10-Q to allow additional time to prepare GTSI’s consolidated financial statements.

While it may have been possible to file Items 3 and 4 of Part I and Part II of the Registrant’s Form 10-Q report for the three months ended June 30, 2006, the Registrant believes that filing a Form 10-Q Report without financial information may be inconsistent with public interest and protection of investors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Thomas A. Mutryn	703	502-2199
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Excluding any restatement adjustments mentioned above, the Company’s unaudited loss before income tax decreased from $12.1 million for the quarter ended June 30, 2005 to approximately $3 million for the quarter ended June 30, 2006. Similarly, the unaudited pre-tax loss for the six months ended June 30, 2006 was approximately $16 million, a significant reduction of the $21.2 million loss reported for the same period of the prior year. Sales remained relatively consistent between the quarter and six months ended June 30, 2005 to June 30, 2006. However, unaudited gross margins for the quarter ended June 30, 2006 improved approximately $8 million quarter over quarter and approximately $6 million year over year while gross margin as a percentage of sales increased approximately 4% quarter over quarter excluding any restatement adjustments.

The Company is still finalizing the affect of changing the accounting for transferred receivables and is unable to make a determination of the impact at this time. The corrections to cost of goods sold are expected to increase gross margin and decrease net loss in periods prior to June 30, 2006 by an estimated range of $3 to $4 million.

GTSI Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ Thomas A. Mutryn